SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $7.00 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch

Chief Executive Officer

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, Virginia 22102

(703) 287-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Brian F. Leaf

Cooley LLP

One Freedom Square, Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$10,869,604.86	$1,482.61

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 8,979,434 of the Company’s $7.00 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering six Warrants in exchange for one Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on September 27, 2012, which was $1.2105.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,482.61	Filing Party: Iridium Communications Inc.
Form or Registration No.: Schedule TO	Date Filed: October 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2012, as amended on October 17, 2012, October 24, 2012, October 29, 2012 and November 6, 2012 (as so amended, the “Schedule TO”), by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per share (the “Warrants”), to receive one Share in exchange for every six Warrants tendered by the holders thereof (approximately 0.1667 Share for every Warrant tendered). The offer is subject to the terms and conditions set forth in the Offer Letter, dated October 2, 2012, as amended on October 17, 2012, October 29, 2012 and November 6, 2012, as supplemented on October 24, 2012 and as further supplemented hereby (as so amended and supplemented, the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Offer Letter, as supplemented, and the Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

Items 10 and 11.

Items 10 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer Letter, are hereby amended as follows:

ITEM 10(a) OF THE SCHEDULE TO

The following sentences, which appear in Item 10(a) of the Schedule TO, are hereby deleted:

“Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2012 (the “Form 10-K”), (ii) the Company’s financial results for the quarter ended June 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012 (the “Second Quarter Form 10-Q”) and (iii) the Company’s financial results for the quarter ended September 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012 (the “Third Quarter Form 10-Q” and, together with the Second Quarter Form 10-Q, the “Form 10-Qs”). The Form 10-K and the Form 10-Qs are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.iridium.com.”

and the following sentences are hereby inserted in their place:

“Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2012 (the “Form 10-K/A”), (ii) the Company’s financial results for the quarter ended June 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012 (the “Second Quarter Form 10-Q”) and (iii) the Company’s financial results for the quarter ended September 30, 2012 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012 (the “Third Quarter Form 10-Q” and, together with the Second Quarter Form 10-Q, the “Form 10-Qs”). The Form 10-K/A and the Form 10-Qs are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.iridium.com.”

ITEM 11 OF THE SCHEDULE TO

The following sentences are added to the disclosure in Item 11 of the Schedule TO:

“As described in the Company’s Current Report on Form 8-K filed with the SEC on November 19, 2012, on November 19, 2012, Iridium Satellite LLC, an indirect wholly owned subsidiary of the Company, and Aireon LLC, a subsidiary of Iridium Satellite, entered into an Amended and Restated Limited Liability Company Agreement of Aireon (the “Agreement”) with NAV CANADA and NAV CANADA Satellite, Inc., a wholly owned subsidiary of NAV CANADA. Under the Agreement, NAV CANADA Satellite may acquire up to a controlling interest in Aireon, which prior to the date of the Agreement was a wholly owned subsidiary of Iridium Satellite. The Agreement provides for the purchase by NAV CANADA Satellite of Series A preferred membership interests in five tranches representing up to 51% of the fully diluted equity of Aireon for an aggregate investment of $150 million. Each tranche is subject to the satisfaction of various operational, commercial, regulatory and financial conditions. NAV CANADA Satellite made its first tranche investment of $15 million, representing 5.1% of the fully diluted equity of Aireon, on November 19, 2012. The final tranche is scheduled for late 2017. The Agreement provides for Aireon to be managed by a seven-member board of directors. Following the first tranche, Iridium Satellite may nominate five directors, NAV CANADA may nominate one director, and one director shall be an independent director agreed to by Iridium Satellite and NAV CANADA. The Agreement also provides the minority-interest holder with a variety of protective provisions.”

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated October 2, 2012, as amended on October 17, 2012, as supplemented on October 24, 2012 and as amended on October 29, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012, in Amendment No. 2 filed with the SEC on October 24, 2012, in Amendment No. 3 filed with the SEC on October 29, 2012 and in Amendment No. 4 filed with the SEC on November 6, 2012, respectively.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)*	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)*	Press Release, dated October 29, 2012.

(a)(1)(H)*	Press Release, dated November 6, 2012.

(a)(1)(I)	Supplement to Offer Letter, dated November 26, 2012.

(a)(5)(A)	The Company’s Amendment No.1 to Annual Report on Form 10-K/A filed with the SEC on November 20, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Matthew J. Desch
Name: Matthew J. Desch
Title: Chief Executive Officer

Date: November 26, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer Letter dated October 2, 2012, as amended on October 17, 2012, as supplemented on October 24, 2012 and as amended on October 29, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012, in Amendment No. 2 filed with the SEC on October 24, 2012, in Amendment No. 3 filed with the SEC on October 29, 2012 and in Amendment No. 4 filed with the SEC on November 6, 2012, respectively.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)*	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)*	Press Release, dated October 29, 2012.

(a)(1)(H)*	Press Release, dated November 6, 2012.

(a)(1)(I)	Supplement to Offer Letter, dated November 26, 2012.

(a)(5)(A)	The Company’s Amendment No.1 to Annual Report on Form 10-K/A filed with the SEC on November 20, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.